UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2016.
Commission File Number 001-14536

PartnerRe Ltd.
(Translation of registrant’s name into English)

Wellesley House South, 90 Pitts Bay Road,
Pembroke HM08, Bermuda
(441) 292-0888
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

On August 22, 2016, PartnerRe Ltd. announced the appointment of Bilge Ogut and Nikhil Srinivasan to the PartnerRe Ltd. Board of Directors.

The following documents, furnished as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Press release - Bilge Ogut and Nikhil Srinivasan Appointed as non-Executive Directors to PartnerRe’s Board, dated August 22, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.
(Registrant)

Date:	August 22, 2016	By:	/s/ Marc Wetherhill
Name: Marc Wetherhill
Title: Chief Legal Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release - Bilge Ogut and Nikhil Srinivasan Appointed as non-Executive Directors to PartnerRe’s Board, dated August 22, 2016